

SECU[illegible] 02004894 [illegible]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 43546

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Diamond Hill Securities, Inc.,fka Banc Stock Financial Services, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1105 Schrock Rd., Ste 437
(No. and Street)


RECD S.E.C.
MAR 5 2002
516

Columbus (City) OH (State) 43229 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Randy Wegener 614-848-3400
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Longanbach, Giusti, Kuck & Hornberger, LLC
(Name — *if individual, state last, first, middle name*)

50 W. Broad St. (Address) Columbus (City) OH (State) 43215 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James F. Laird, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Diamond Hill Securities, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President
Title



Notary Public


NOTARIAL SEAL
STATE OF OHIO

SANDRA L. QUINN
Notary Public, State of Ohio
My Commission Expires 01-21-07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMOND HILL SECURITIES, INC.
(A wholly owned subsidiary of
Diamond Hill Capital Management, Inc.)

REPORT ON AUDIT OF THE
FINANCIAL STATEMENTS

December 31, 2001 and 2000

LONGANBACH GIUSTI KUCK & HORNBERGER, LLC
CERTIFIED PUBLIC ACCOUNTANTS



NEAL L. LONGANBACH, CPA
THOMAS P. GIUSTI, CPA
RONALD M. KUCK, CPA
JOHN W. HORNBERGER, CPA

AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
OHIO SOCIETY OF
CERTIFIED PUBLIC ACCOUNTANTS
BKR INTERNATIONAL
Independent Member

INDEPENDENT AUDITORS' REPORT

Board of Directors
Diamond Hill Securities, Inc.
Columbus, Ohio

We have audited the accompanying statement of financial condition of Diamond Hill Securities, Inc. (the Company) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Diamond Hill Securities, Inc. as of December 31, 2000, were audited by other auditors whose report dated February 27, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diamond Hill Securities, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Longanbach Giusti Kuck & Hornberger LLC

Longanbach Giusti Kuck & Hornberger, LLC

February 1, 2002

50 West Broad Street • Suite 1400 • Columbus, Ohio 43215-5999
614/461-1752 614/469-9989 FAX
lgkh@compuserv.com

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
As of December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$ 659,590	$ 782,834
Deposits with clearing broker	75,000	75,000
Trading portfolio	168,979	239,123
Accounts receivable, trade	44,113	92,162
Accounts receivable, parent	17,409	-
Prepaid commissions	14,230	8,955
Computer equipment, net of accumulated depreciation of $13,828 at 2001 and $20,480 at 2000	11,831	64,100
Goodwill and other, net of accumulated amortization of $20,572 at 2001 and $8,266 at 2000	4,589	32,848
Total assets	$ 995,741	$ 1,295,022

LIABILITIES

	2001	2000
Accounts payable, parent	$ -	$ 57,913
Accounts payable, trade	-	1,315
Accounts payable, clearing firm	-	383
Accrued expenses	41,444	54,491
Total liabilities	41,444	114,102

SHAREHOLDER'S EQUITY

	2001	2000
Common shares, $1 stated value, 500 shares authorized, issued and outstanding	500	500
Additional paid-in capital	519,600	519,600
Retained earnings	434,197	660,820
Total shareholder's equity	954,297	1,180,920
Total liabilities and shareholder's equity	$ 995,741	$ 1,295,022

The accompanying notes are an integral part of these financial statements.

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF OPERATIONS
For the periods ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Management fees and commissions	$ 688,956	$ 805,229
Trading profits (losses)	145,169	(291,520)
Investment banking	-	32,982
Dividend income	27,528	44,349
Interest and other income	62,165	13,504
Total revenues	923,818	604,544
Expenses:		
Commission expense	175,733	490,556
Payroll and related taxes	410,598	532,531
Clearing, licenses and data	194,040	190,944
Interest	493	3,228
Goodwill amortization and write off	12,306	1,029
General and administrative	357,271	440,302
Total expenses	1,150,441	1,658,590
Net Loss	$ (226,623)	$ (1,054,046)

The accompanying notes are an integral part of these financial statements.

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
For the periods ended December 31, 2001 and 2000

	Common Shares	Additional Paid-in Capital	Retained Earnings	Total
Balance at February 29, 2000	$ 500	$ 519,600	$ 1,714,866	$ 2,234,966
Net loss	-	-	(1,054,046)	(1,054,046)
Balance at December 31, 2000	500	519,600	660,820	1,180,920
Net loss	-	-	(226,623)	(226,623)
Balance at December 31, 2001	$ 500	$ 519,600	$ 434,197	$ 954,297

The accompanying notes are an integral part of these financial statements.

DIAMOND HILL SECURITIES, INC.

STATEMENTS OF CASH FLOWS
For the periods ended December 31, 2001 and 2000

	2001	2000
Cash Flows from Operating Activities:		
Net loss	$ (226,623)	$ (1,054,046)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:		
Unrealized loss (gain) on trading portfolio	17,312	(301,698)
Amortization and depreciation expense	17,559	21,337
Loss on disposal of computer equipment	84	-
Changes in certain assets and liabilities:		
Deposits with clearing broker	-	226
Trading portfolio	52,832	2,097,973
Accounts receivable	48,049	(5,143)
Prepaid commissions	(5,275)	47,295
Goodwill and other	15,953	(610)
Accounts payable	(1,698)	(94,027)
Accrued expenses	(13,047)	(2,709)
Unearned commissions	-	(94,800)
Net cash provided by (used in) operating activities	(94,854)	613,798
Cash Flows from Investing Activities:		
Purchase of property and equipment	(2,585)	(84,580)
Cash Flows from Financing Activities:		
Advances from (to) affiliates	(25,805)	52,368
Net Increase (Decrease) in Cash	(123,244)	581,586
Cash, beginning of period	782,834	201,248
Cash, end of period	$ 659,590	$ 782,834
Supplemental Disclosure of Cash Flow Information:		
Cash paid during the period for:		
Interest	$ 493	$ 3,228
Schedule of Noncash Investing and Financing Activities:		
Transfer of computer equipment to affiliate	$ 49,517	$ -

The accompanying notes are an integral part of these financial statements.

DIAMOND HILL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
December 31, 2001 and 2000

Note 1 - ORGANIZATION
Diamond Hill Securities, Inc. (DHS)(the Company), formerly named Banc Stock Financial Services, Inc., is a wholly owned subsidiary of Diamond Hill Capital Management, Inc. (DHCM), formerly named Heartland Advisory Group, Inc., which is a wholly owned subsidiary of Diamond Hill Investment Group, Inc. (DHIG), formerly named The Banc Stock Group, Inc. DHS is an NASD registered broker-dealer specializing in the trading of bank stocks nationwide. DHS is registered with the Securities and Exchange Commission and the securities commissions of nine states, including Ohio. DHS trades securities on a fully disclosed basis and clears customer transactions through an unaffiliated broker-dealer, which also maintains the customer accounts. DHS is also a registered investment advisor and offers advisory accounts to institutional and individual investors. Effective November 30, 2000, DHS became the investment advisor to Diamond Hill Bank and Financial Fund, formerly named Banc Stock Group Fund (symbol BANCX), an open-end mutual fund.

DHS has changed its fiscal year end to December 31 from the last day of February, resulting in a transitional report for the ten months ended December 31, 2000.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

The following represents the major accounting policies of the Company:

a) Basis of Accounting – The Company's financial statements are prepared on the accrual basis of accounting.

b) Cash – The Company has defined cash as demand deposits and money market accounts. DHS maintains cash in three accounts with one financial institution.

c) Securities Valuation – Securities traded on the national securities markets and securities not traded on the national securities markets, but with readily ascertainable market values, are recorded at market value. Realized and unrealized gains and losses are included in trading profits.

d) Computer Equipment – The Company carries computer equipment at cost. Depreciation is provided using the straight-line method for financial reporting purposes with estimated useful lives of five years. For federal income tax purposes, depreciation is computed using the accelerated cost recovery system and the modified cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of computer equipment are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

e) Goodwill – The excess purchase price over the fair market value of the net assets acquired by DHCM in its acquisition of DHS was "pushed down" to DHS and was being amortized over twenty years. As a result of recent changes in the operations of the Company, DHS management reevaluated the useful life of goodwill and determined that the life should be nine years. Consequently, the remaining goodwill of $12,306 was amortized in 2001.

f) Revenue and Expense Recognition – The Company records revenues and expenses (commissions and clearing costs) directly related to securities transactions on a trade date basis. Investment banking revenue is recorded upon completion of the underwriting.

g) Federal Income Tax - The Company and its Parent file a consolidated federal income tax return. Income tax expense is allocated on the basis of taxable income. Income taxes are provided for the tax effects of transactions reported in the financial statements and consists of taxes currently due plus deferred taxes relating primarily to differences between the bases of the trading portfolio and computer equipment for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal income taxes.

h) Fair Value of Financial Instruments – Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including deposits with the clearing broker, accounts receivable, the trading portfolio and prepaid commissions, are carried at amounts that approximate fair value. Similarly, liabilities, including accounts payable and accrued expenses, are carried at amounts approximating fair value.

Note 3 - REGULATORY REQUIREMENTS

The Company is subject to the uniform net capital rule of the Securities and Exchange Commission (Rule 15c3-1), which requires that the Company maintain minimum net capital and that the Company's ratio of "aggregate indebtedness" to "net capital" not exceed 15 to 1 (as defined by the Rule). The Company had net capital of $716,251 and $883,916 as of December 31, 2001 and 2000, respectively, which was in excess of net capital required by NASD of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2001 and 2000 was .06 to 1 and .13 to 1, respectively.

The Company carries no customer accounts and transacts customer activity through its clearing broker. Accordingly, DHS is exempt from the provisions of the customer segregation requirements (Rule 15c3-3) of the Securities and Exchange Commission.

Note 4 - MARGIN ACCOUNTS PAYABLE TO BROKERS-DEALERS

The Company had no margin accounts payable to broker-dealers as of December 31, 2001 or 2000. These accounts bear interest at variable rates, which approximates the Broker Call Rate. These margin accounts are secured by the securities held by broker-dealers.

Note 5 - CONCENTRATION OF CREDIT RISK AND FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Pursuant to an agreement with its clearing broker, the Company has agreed to indemnify the clearing broker from damages or losses resulting from customer transactions. DHS is therefore exposed to off-balance sheet risk of loss in the event that customers are unable to fulfill contractual obligations. The Company manages this risk by requiring customers to have sufficient cash in their account before a buy order is executed and to have the subject securities in their account before a sell order is executed. The Company has not incurred any losses from customers unable to fulfill contractual obligations.

The Company provides investment management services to an agency of the State of Ohio. In conjunction with these services, the Company has agreed to indemnify the agency against losses resulting from violation of the investment management agreement or violation of fiduciary duties under applicable law.

In the normal course of business, DHS is a market maker for a limited number of community bank stocks and quotes bid and ask prices for those stocks. In the event of sudden price movements, the Company may be required to honor a quote at an undesirable price. The Company controls this risk by monitoring markets closely and updating quotes as required and generally limits its quotes to 100 to 200 shares of a given security.

In the normal course of business, the Company periodically sells securities not yet purchased (short sales) for its own account and writes options. The establishment of short positions and option contracts exposes the Company to off-balance sheet market risks since, in the event of price changes, DHS may be obligated to cover such positions at a loss. At December 31, 2001, the Company had no short security positions, had not written any option contracts and did not own any options. The Company did not experience any credit losses due to the failure of any counterparts to perform during the periods ended December 31, 2001 or 2000. Senior management of the Company is responsible for reviewing trading positions, exposures, profits and losses, trading strategies and hedging strategies on a daily basis.

The Company's most significant industry concentration, which arises within its normal course of business activities, is with financial institutions for bank securities transactions.

Note 6 - FEDERAL INCOME TAXES

Use of the net operating loss generated in 2001 has been transferred to the parent company and the consolidated income tax return. DHS's deferred tax benefit attributed to the net operating loss has been offset by a valuation allowance as it is not known if the loss will be utilized.

As of December 31, 2001, the consolidated Companies have net operating loss carryforwards of approximately $3,000,000. These losses will expire in 2008 through 2020. Any future changes in control may limit the availability of the losses.

DIAMOND HILL SECURITIES, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Net Capital	
Total Shareholder's Equity	$ 954,297
Add:	
Liabilities subordinated to claims of general creditors allowable in computation of net capital	-
Other (deductions) or allowable credits-deferred income taxes payable	-
Total capital and allowable subordinated liabilities	954,297
Deductions and/or charges:	
Non-allowable assets:	
Receivables from noncustomers	18,229
Receivable from parent	17,409
Securities not readily marketable	21,000
Computer equipment, net	11,831
Other assets	36,228
Net capital before haircuts on securities position	849,600
Haircuts on securities	
Contractual securities commitments	-
Deficit in securities collateralizing secured demand notes	-
Trading and investment securities	-
Bankers' acceptances, certificates of deposits, and commercial paper	-
U.S and Canadian government obligations	-
State and municipal government obligations	-
Corporate obligations	-
Stocks and warrants	-
Options	-
Other securities	131,696
Undue concentrations	1,653
Net capital	$ 716,251

There were no material differences between the net capital as computed by the Company and net capital as computed above.

DIAMOND HILL SECURITIES, INC.

SCHEDULE I - Continued

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

Aggregate Indebtedness	
Items included in statement of financial condition:	
Accrued expenses	$ 41,444
Other	-
Items not included in statement of financial condition:	
Market value of securities borrowed for which no equivalent value is paid or credited	-
Other	-
Total aggregate indebtedness	$ 41,444
Computation of Basic Net Capital Requirement:	
Minimum net capital requirement at 6-2/3%	$ 2,763
Minimum set net capital requirement	$ 100,000
Excess net capital	$ 616,251
Excess net capital at 1,000%	$ 712,107
Ratio: Aggregate indebtedness to net capital	.06 to 1

DIAMOND HILL SECURITIES, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2001

In the opinion of management, the Company has complied with the exemption provisions under Rule 15c3-3 for the period from acquisition to December 31, 2001 under the following section:

(k)(2)(b) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Name - Mesirow Financial, Inc.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors
Diamond Hill Securities, Inc.
Columbus, Ohio

In planning and performing our audit of the financial statements and supplemental schedules of Diamond Hill Securities, Inc. (the Company), for the year ended December 31, 2001, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11).
2. Determining compliance with the exemption provisions of rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recording of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements

in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be a material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Longanbach Giusti Kuck & Hornberger, LLC

February 1, 2002